UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

OR

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-19508

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

The Stewart Enterprises
Employees’ Retirement Trust
(A Profit Sharing Plan)
and Trust Agreement

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Stewart Enterprises, Inc.
110 Veterans Memorial Boulevard
Metairie, LA 70005

STEWART ENTERPRISES
EMPLOYEES’ RETIREMENT TRUST
(A PROFIT-SHARING PLAN)
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED
DECEMBER 31, 2001 and 2000

Report of Independent Accountants

To the Participants and Administrator of
   Stewart Enterprises Employees’ Retirement Trust:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New Orleans, Louisiana
June 21, 2002

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2001 and 2000

ASSETS	2001	2000

Investments, at fair value:
Cash equivalents	$7,679,887	$7,586,457
Mutual funds — fixed income	21,432,202	23,142,309
Mutual funds — equity	16,134,304	20,090,365
Mutual funds — mixed	7,193,849	6,082,473
Stewart Enterprises Company Stock Fund	11,818,349	3,454,315
Participant loans, at cost	1,847,830	1,587,552

Total investments	66,106,421	61,943,471

Receivables:
Employer contribution	1,625,902	1,446,181
Employee contributions	346,637	228,999

Total receivables	1,972,539	1,675,180

Net assets available for benefits	$68,078,960	$63,618,651

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in investments	$2,560,144	$(10,188,574)
Interest and dividends	1,437,901	4,352,767

Total investment income (loss)	3,998,045	(5,835,807)

Contributions:
Employer	3,035,329	3,229,374
Employees	5,117,707	5,841,337
Other	142,292	90,665

Total contributions	8,295,328	9,161,376

Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	7,966,105	12,957,174
Trustee fees and administrative expenses	21,470	26,764

Total deductions	7,987,575	12,983,938

Net increase (decrease) prior to net transfers from other plans	4,305,798	(9,658,369)
Net transfers from other plans	154,511	112,698

Net increase (decrease)	4,460,309	(9,545,671)
Net assets available for benefits:
Beginning of year	63,618,651	73,164,322

End of year	$68,078,960	$63,618,651

The accompanying notes are an integral part of these financial statements.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)
Notes to Financial Statements

1.	Plan Description

The following description of Stewart Enterprises Employees’ Retirement Trust (a profit-sharing plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General
The Plan, which is a defined contribution plan under the Internal Revenue Code, was established by Stewart Enterprises, Inc. (the “Company”), the Plan sponsor, for the benefit of its employees. The Plan became effective January 1, 1981. Individuals employed by the Company or its subsidiaries and affiliates are eligible to participate in the Plan upon reaching the age of 21 and the completion of one year of service.

Contributions
Eligible employees may contribute from 1% to 15% of compensation to the Plan. This amount represents the employees’ qualified contribution. Employee contributions are eligible for Company matching contributions at the rate of $0.50 for each $1.00 contributed, limited to 5% of an employee’s compensation. Eligible employees may contribute to the Plan each pay period through payroll deductions.

The Company’s discretionary contribution to the Plan is determined each year by the Board of Directors. The maximum contribution by the Company in any one year, including all matching contributions, cannot exceed 15% of total compensation of all participants. The discretionary contribution is allocated among participants in the ratio that the total of each participant’s Plan compensation bears to the Plan compensation for all participants eligible to share in discretionary Company contributions for such Plan year as defined by the Plan. Discretionary Company contributions shall be allocated to the accounts of participants who have completed one year of service and are employed by the Company on the last day of the Plan year. If an employee terminates and is not vested, the account is forfeited and reallocated to participants who are entitled to receive all allocation of discretionary employer contributions for the year. It will be allocated to those participants in the same manner as are discretionary employer contributions. The Company contributed $1,718,262 and $1,965,748 in matching contributions to the Plan in 2001 and 2000, respectively. Additionally, the Company made $1,317,067 and $1,263,626 of discretionary contributions in 2001 and 2000, respectively.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, the Stewart Enterprises Company Stock Fund and a money market account as investment options for participants.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s matching and discretionary contributions, (b) Plan earnings or losses, and (c) forfeitures of terminated participants’ non-vested matching and discretionary accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is limited to the participant’s vested account.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)
Notes to Financial Statements

1.	Plan Description (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. See Note 10 for discussion on changes subsequent to December 31, 2001.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 7.5% to 11.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. The term of the loans can range between a minimum of one year to a maximum of five years. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments, as defined by the Plan.

Forfeited Accounts At December 31, 2001 and 2000, forfeited non-vested accounts totaled $228,845 and $132,036, respectively. These accounts will be allocated to the participants.

2.	Summary of Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of the investments.

Investment Valuation and Income Recognition
The Plan’s mutual fund investments are stated at fair value. Quoted market prices are used to determine fair value. Cash equivalents consist of money market funds at market value. The Plan’s investment in Stewart Enterprises, Inc. Class A Common Stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)
Notes to Financial Statements

2.	Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	Investments

The following table presents the fair value of those investments that represent 5% or more of the Plan’s net assets, as of December 31, 2001 and 2000:

	2001	2000

Investments, at quoted market value:
MFS Fixed Fund — Institutional Series	$7,679,887	$7,586,457

MFS Bond Fund	$11,873,191	$12,468,805

Massachusetts Investors Trust	$12,121,619	$16,021,244

Stewart Enterprises Company Stock Fund*	$11,818,349	$3,454,315

Legg Mason Value Trust Fund	$6,447,907	$6,706,867

MFS Emerging Growth Fund	$—	$3,966,637

*	A portion of this fund is non-participant directed. See Note 4.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)
Notes to Financial Statements

3.	Investments (continued)

During the years ended December 31, 2001 and 2000, the Plan’s investments (including investments bought and sold during the year) appreciated (depreciated) in value as follows:

	2001	2000

Mutual funds	$(5,145,926)	$(5,306,046)
Stewart Enterprises Company Stock Fund	7,706,070	(4,882,528)

Net appreciation (depreciation) in investments	$2,560,144	$(10,188,574)

4.	Stewart Enterprises Company Stock Fund (“The Fund”)

The Fund is a blend of Stewart Enterprises, Inc. Class A Common Stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions as well as employer matching contributions to the Fund. Profit sharing contributions to the Fund by the Company are not participant directed. All of the Stewart Enterprises, Inc. Class A Common Stock held by participants was contributed to the Fund upon its inception with each participant receiving units in the Fund in exchange for their shares of the stock. The value of the individual units is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.

Information about the net assets and the significant components of the changes in net assets relating to the Fund is as follows:

	December 31,

	2001	2000

Net assets:
Stewart Enterprises Company Stock Fund	$11,818,349	$3,454,315

	For the Year Ended
	December 31,

	2001	2000

Changes in net assets:
Contributions	$2,491,344	$1,071,393
Net appreciation (depreciation)	7,706,070	(4,882,528)
Transfers to participant directed investments	(1,833,380)	—

	$8,364,034	$(3,811,135)

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)
Notes to Financial Statements

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become immediately 100% vested in their accounts.

6.	Trust Fund

Reliance Trust Company serves as the trustee and investment manager of the Plan, and Massachusetts Financial Services (“MFS”) serves as the custodian of the Plan.

7.	Fees and Expenses

The Plan sponsor provides miscellaneous administrative services to the Plan at no cost.

Benefit Services Corporation (“BSC”) served as the Plan’s recordkeeper through November 15, 2001 and for the year ended December 31, 2000. The amount paid by the Plan to BSC for these services was $20,370 and $26,764 during the years ended December 31, 2001 and 2000, respectively. As of November 16, 2001, MFS began serving as the Plan’s recordkeeper. The amount paid by the Plan for services provided by MFS was $1,100 for the year ended December 31, 2001.

8.	Tax Status

The Plan obtained its latest determination letter on May 6, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter but the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Related Party Transactions

The purchase and sale of Company stock by the Plan is a related party transaction. Realized gains (losses), net by the Plan were $544,510 and ($303,872) for the years ended December 31, 2001 and 2000, respectively.

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)
Notes to Financial Statements

10.	Subsequent Event

As of January 1, 2002, the Plan was amended to include the following relevant provisions.

Compensation
The annual compensation of each participant taken into account in determining allocations for any Plan year beginning January 1, 2002, shall not exceed $200,000, as adjusted for cost-of-living increases.

Vesting
A participant’s nonforfeitable interest in his or her account attributable to employer contributions shall be 100 percent vested after three years of credited service, provided that a participant is not already fully vested.

SUPPLEMENTAL SCHEDULE

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST
(A Profit-Sharing Plan)

Schedule 4, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2001

EIN # 720693290, Plan #001

Identify of Issuer, Borrower,	Description of		Current
Lessor or Similar Party	Investment	Cost	Value

MFS Fixed Fund — Institutional Series	Money Market	$7,679,952	$7,679,887

		7,679,952	7,679,887

MFS Bond Fund	Mutual Fund - Fixed Income	12,002,288	11,873,191
MFS Emerging Growth Fund	Mutual Fund - Fixed Income	3,032,829	3,111,104
Legg Mason Value Trust Fund	Mutual Fund - Fixed Income	6,458,931	6,447,907

		21,494,048	21,432,202

Massachusetts Investors Trust	Mutual Fund - Equity	12,142,634	12,121,619
MFS New Discovery Fund	Mutual Fund - Equity	980,282	1,073,364
Legg Mason Special Investment Fund	Mutual Fund - Equity	714,050	769,872
MFS Global Equity Fund	Mutual Fund - Equity	2,015,236	2,080,725
MFS Core Growth Fund	Mutual Fund - Equity	72,299	72,822
Legg Mason Opportunity Trust	Mutual Fund - Equity	16,456	15,902

		15,940,957	16,134,304

MFS Asset Allocation Fund — Aggressive	Mutual Fund - Mixed	3,002,079	3,024,593
MFS Asset Allocation Fund — Moderate	Mutual Fund - Mixed	3,153,616	3,167,747
MFS Asset Allocation Fund — Conservative	Mutual Fund - Mixed	999,440	1,001,509

		7,155,135	7,193,849

* Stewart Enterprises Company Stock Fund	Blend of Stewart Enterprises, Inc.
	Class A Common Stock and Cash	$17,526,734	11,818,349

* Participant loans	Interest rates ranging from 7.5% to
	11.5% and maturing from January 1,
	2002 to December 5, 2006		1,847,830

Total investments			$66,106,421

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stewart Enterprises, Inc. (Administrator of the Stewart Enterprises Employees’ Retirement Trust (A Profit Sharing Plan) and Trust Agreement)

October 15, 2002	/s/ KENNETH C. BUDDE

Kenneth C. Budde Executive Vice President and Chief Financial Officer

STEWART ENTERPRISES EMPLOYEES’ RETIREMENT TRUST (A PROFIT-SHARING
PLAN) AND TRUST AGREEMENT

Exhibit
Number

23.1	Consent of Independent Accountants